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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPERVALU INC.

(Name of Subject Company (Issuer))

SYMPHONY INVESTORS LLC
(Offeror)

CERBERUS CAPITAL MANAGEMENT, L.P.
 (Managing Member of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

868536103

(CUSIP Number of Class of Securities)

Mark A. Neporent, Esq.
Chief Operating Officer, General Counsel and Senior Managing Director
Cerberus Capital Management, L.P.
875 Third Avenue
New York, NY 10022
(212) 891-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Stuart D. Freedman, Esq.
Robert B. Loper, Esq.
John M. Pollack, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$256,149,304(1)	$34,939(2)

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 64,037,326 shares of SUPERVALU INC. common stock (the number of shares representing 30% of the outstanding shares of SUPERVALU INC. as of January 7, 2013, by $4.00 per share, which is the offer price.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013, issued August 31, 2012, equals $136.40 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,939	Filing Party:	Symphony Investors LLC and Cerberus Capital Management, L.P.
Form of Registration No.:	Schedule TO/T	Date Filed:	January 25, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  Third-party tender offer subject to Rule 14d-1.

  ☐
  Issuer tender offer subject to Rule 13e-4.

  ☐
  Going-private transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO originally filed on January 25, 2013 (as amended to date, the "Schedule TO") by Symphony Investors LLC, a Delaware limited liability company ("Purchaser"), and Cerberus Capital Management, L.P., a Delaware limited partnership, relating to the offer by Purchaser to purchase up to 30% of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of SUPERVALU INC., a Delaware corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEMS 1 AND 4

        The following paragraph is hereby added to Items 1 and 4 of the Schedule TO:

        "On February 25, 2013, Purchaser extended the Expiration Time of the Offer until 5:00 p.m., New York City time, on March 20, 2013. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on February 25, 2013. The press release announcing the extension of the Offer is filed as Exhibit (a)(5)(C) hereto and is incorporated by reference."

ITEMS 1 THROUGH 9 AND 11.

        The Offer to Purchase is hereby amended as follows:

        1.     The Offer to Purchase is hereby amended and supplemented to add the following sentence immediately following each instance where Purchaser has disclosed that it is not required to extend the Offer beyond the Outside Date:

        "Notwithstanding the foregoing, in the event of a material change relating to the Offer pursuant to which Purchaser is required under the federal securities laws to extend the Offer to a date that is later than the Outside Date, either (i) the Offer shall be extended as is required pursuant to applicable federal securities laws or (ii) if allowed by federal securities laws, the Offer shall be terminated in accordance with applicable federal securities laws and the Tender Offer Agreement."

        2.     The second paragraph of the section of the Offer to Purchase titled "Certain Information Concerning the Company—Certain Projected Financial Information Regarding the Company" is hereby amended and restated as follows:

        "The inclusion of this information should not be regarded as an indication or representation to any stockholder or other person that Purchaser, AB Acquisition, Albertson's LLC or Cerberus or any of their respective affiliates or representatives considered, or now considers, it to be predictive of actual future results, and it should not be relied on as such. Accordingly, there can be no assurance that the Projections will be realized, and actual results may be materially greater or less than those contained in the Projections. The Projections may differ from publicized analyst estimates and forecasts."

        3.     The section of the Offer to Purchase entitled "Source and Amount of Funds" is hereby amended and supplemented by adding the following sentences after the fifth sentence of the second paragraph of such section:

        "The committed and undrawn capital of each Equity Investor exceeds the amount of its aggregate commitment to provide equity financing for the Offer pursuant to the Tender Offer Commitment

Letter. In the case of Cerberus Institutional Partners V, L.P., its committed and undrawn capital exceeds the amount of its aggregate obligations pursuant to the limited guarantee described in this paragraph."

        4.     The section of the Offer to Purchase entitled "Source and Amount of Funds" is hereby further amended and supplemented by adding the following sentence at the end of the second paragraph of such section:

        "In the event the conditions to the Offer have been satisfied and Purchaser is required to consummate the Offer, the Company has the right pursuant to the limited guarantee provided by Cerberus Institutional Partners V, L.P. to obtain specific performance against Cerberus Institutional Partners V, L.P. to fund the full amount of the equity financing."

        5.     The section of the Offer to Purchase entitled "Material Agreements—The Tender Offer Agreement—Governance Rights" is hereby amended and supplemented by adding the following at the end of the first paragraph of such section:

        "On February 4, 2013, the Company announced that Sam K. Duncan has been appointed as President and Chief Executive Officer of the Company, effective February 4, 2013, and that the current President and Chief Executive Officer, Wayne C. Sales will cease to serve in those positions and will continue his employment as Executive Chairman of the Company."

        6.     The section of the Offer to Purchase entitled "Material Agreements—Stock Purchase Agreement—Asset Purchase Agreement—Excluded Liabilities" is hereby amended and restated as follows:

        "Excluded Liabilities.    Except as otherwise provided above, Albertson's LLC will not assume any liability or obligation of the Sellers. For the avoidance of doubt, Albertson's LLC will not assume any liability or obligation of the Sellers pursuant to the NAI Indenture or the ASC Indenture, including any liabilities or obligations associated with the NAI Notes and the ASC Notes. The term (i) "NAI Indenture" means the Indenture, dated as of May 1, 1992, between the Company (as successor to Albertson's, Inc.) and U.S. Bank Trust National Association (successor to Morgan Guaranty Trust Company of New York), as trustee (as supplemented from time to time), (ii) "ASC Indenture" means the Senior Indenture, dated as of May 1, 1995, between American Stores Company, LLC and Wells Fargo Bank, National Association (successor to The First National Bank of Chicago), as trustee (as supplemented from time to time), (iii) "ASC Notes" means (a) the 7.90% Debentures due May 1, 2017, (b) the 8.0% debentures due June 1, 2026, (c) the 7.50% debentures due May 1, 2037 and (d) the 7.10% medium-term notes due March 20, 2028, in each case issued by ASC and (iv) "NAI Notes" means (a) the 7.25% Senior Notes due 2013, (b) the 7.75% Debentures due June 2026, (c) the 7.45% Senior Debentures due August 2029, (d) the 8.70% Senior Debentures due 2030, (e) the 8.00% Senior Debentures due May 2031 and (f) the 6.34% to 7.15% Medium-Term Notes with varying dates of maturity through June 2028, in each case issued by NAI."

        7.     The last paragraph of the section of the Offer to Purchase entitled "Certain Conditions to the Offer" is hereby amended and restated by adding the following two paragraphs:

        "The foregoing conditions are for the sole benefit of Purchaser, may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions, and, subject to the terms and conditions of the Tender Offer Agreement and applicable law, may be waived by Purchaser, in whole or in part, at any time and from time to time in its sole discretion. Purchaser may not assert that any Offer Condition has not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchaser or Cerberus. Notwithstanding the prior sentence, if the Company terminates the Tender Offer Agreement prior to the Expiration Time, in accordance with the Tender Offer Agreement, Purchaser shall promptly return (or cause the Depositary to promptly return) all Shares tendered in the Offer to the registered holders thereof and shall terminate the Offer. Each of the foregoing rights shall be deemed an ongoing right that may be asserted at any time and from time to time.

        "Notwithstanding anything to the contrary in the Offer to Purchase, including without limitation matters relating to all the conditions to the Offer, other than those of which may be dependent upon the receipt of government approvals, Purchaser acknowledges and hereby provides that all conditions to the Offer must be satisfied or waived prior to the Expiration Time."

        8.     The section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance" is hereby amended and supplemented by adding a new paragraph to the end of such section as follows:

        "On February 4, 2013, the waiting period applicable to AB Acquisition's acquisition of NAI pursuant to the Stock Purchase Agreement under the HSR Act was terminated."

Item 12.    Exhibits.

        Regulation M-A Item 1016.

Exhibit	Exhibit Name
(a)(1)(A)**	Offer to Purchase dated January 25, 2013.

(a)(1)(B)**	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013, incorporated by reference to Exhibit (e)(15) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(F)	Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(16) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(G)	Amended Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9/A filed by the Company on February 25, 2013.

(a)(5)(A)	Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013.

(a)(5)(B)**	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(a)(5)(C)*	Press Release, dated February 25, 2013, issued by Purchaser.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)	Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(3)	Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)	Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of the Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

Exhibit	Exhibit Name
(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Filed herewith.

**
Previously filed with the Tender Offer Statement on Schedule TO filed on January 25, 2013.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2013

SYMPHONY INVESTORS LLC
By:	CERBERUS CAPITAL MANAGEMENT, L.P., its Managing Member.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director
CERBERUS CAPITAL MANAGEMENT, L.P.
By:	CRAIG COURT GP, LLC, its General Partner
By:	/s/ MARK A. NEPORENT
	Name:	Mark A. Neporent
	Title:	Chief Operating Officer, General Counsel and Senior Managing Director

 Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)**	Offer to Purchase dated January 25, 2013.

(a)(1)(B)**	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013, incorporated by reference to Exhibit (e)(15) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(F)	Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(16) to the Schedule 14D-9/A filed by the Company on January 29, 2013.

(a)(1)(G)	Amended Trustee Direction Form — SUPERVALU STAR 401(k) Plan, incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9/A filed by the Company on February 25, 2013.

(a)(5)(A)	Joint Press Release, dated January 10, 2013, issued by Cerberus and the Company, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on January 10, 2013

(a)(5)(B)**	Summary Newspaper Advertisement as published in The New York Times on January 25, 2013.

(a)(5)(C)*	Press Release, dated February 25, 2013, issued by Purchaser.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Tender Offer Agreement dated as of January 10, 2013, by and among the Company, Purchaser and Cerberus, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(2)	Stock Purchase Agreement dated as of January 10, 2013, by and among the Company, AB Acquisition LLC and New Albertsons, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2013.

(d)(3)	Equity Commitment Letter, dated as of January 10, 2013, by and among Purchaser and the equity investors named therein, incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(4)	Limited Guarantee of Cerberus Institutional Partners V, L.P. in favor of Company, incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(5)	Form of Transition Services Agreement by and between the Company and Albertson's LLC, incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by the Company on January 25, 2013.

Exhibit	Exhibit Name
(d)(6)	Form of Transition Services Agreement, by and between the Company and New Albertson's, Inc , incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(7)	Form of Trademark Cross-Licensing Agreement by and between the Company and New Albertson's, Inc., incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(8)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(d)(9)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association, incorporated by reference to Exhibit (e)(13) to the Schedule 14D-9 filed by the Company on January 25, 2013.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*
Filed herewith.

**
Previously filed with the Tender Offer Statement on Schedule TO filed on January 25, 2013.

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  Item 12. Exhibits.
SIGNATURE
Exhibit Index